盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING | CHICAGO | DALLAS | GENEVA | HONG KONG | LONDON

49TH FLOOR, BANK OF CHINA TOWER
ONE GARDEN ROAD
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com

FOUNDED 1866

LOS ANGELES | NEW YORK | SAN FRANCISCO | SHANGHAI | SINGAPORE | TOKYO | WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2901-3804

WRITER'S E-MAIL ADDRESS
jpratt@sidley.com


03050194

Our Ref: 22277-00002

April 3, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


SEC MAIL PROCESSING
RECEIVED
APR 0 8 2003
WASH. D.C. 181 SECTION

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release that COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Joe Pratt

Joseph Pratt

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

dlw 5/20

File No.: 82-34696

Securities and Exchange Commission
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 0 8 2003
WASH. D.C. 181 SECTION

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited
(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

April 2, 2003

File No. 82-34696

The following Annual Results Announcement was published on the South China Morning Post in Hong Kong on April 3, 2003 as well as carried on the website of The Stock Exchange of Hong Kong Limited ("SEHK") in accordance with the Listing Rules of SEHK and the Listing Agreement between SEHK and China Oilfield Services Limited.



COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2002

Financial Highlights

1. Pro forma turnover increased by 15.2% to RMB 2,725.8 million.
2. Pro forma profit from operations increased by 38.2% to RMB 483.0 million.
3. Pro forma net profit increased by 29.8% to RMB 354.4 million.
4. Pro forma earnings per share were RMB 12.84 cents.
5. Proposed final dividend per share of RMB1.31 cents.

The Board of Directors (the "Board") of China Oilfield Services Limited ("COSL", "Company" or "We") is pleased to announce that the audited consolidated results of the Company for the year ended 31 December 2002 together with the previous year are as follows:

FINANCIAL RESULTS
CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Consolidated for the period from 25 December 2001 (date of establishment) to 31 December 2002 RMB'000 (note a)	Pro forma combined for the year ended 31 December 2002 RMB'000 (note b)	Pro forma combined for the year ended 31 December 2001 RMB'000 (note b)
Turnover	2, 9	1,935,179	2,725,782	2,365,566
Other revenues	2	3,836	4,600	20,996
Operating expenses				
Depreciation of property, plant and equipment		(406,043)	(552,523)	(383,037)
Employee compensation costs		(303,651)	(462,293)	(455,480)
Repair and maintenance costs		(138,749)	(152,693)	(235,003)
Consumption of supplies, materials, fuel, services and others		(622,026)	(836,460)	(793,213)
Other operating expenses		(158,778)	(200,916)	(110,336)
Other selling, general and administrative expenses		(33,889)	(42,475)	(21,903)
Provision for impairment of property, plant and equipment		—	—	(38,000)
Total operating expenses		(1,663,136)	(2,247,360)	(2,036,972)
Profit from operations	3, 9	275,879	483,022	349,590
Finance costs				
Exchange losses, net		(869)	(973)	(561)
Interest expenses	4	(3,545)	(5,289)	(9,373)
Interest income		7,847	11,216	28,125
		3,433	4,954	18,191
Share of profits of jointly-controlled entities		33,524	42,600	47,837
Share of loss of an associate		—	—	(3,434)
Profit before tax		312,836	530,576	412,184
Tax	5	(103,371)	(176,190)	(139,106)
Net profit from ordinary activities attributable to shareholders	6	209,465	354,386	273,078
Proposed final dividend/profit distributions	7	52,339	397,260	273,078
Earnings per share				
- Basic	8	10.62 cents	N/A	N/A
- Pro forma basic	8	N/A	12.84 cents	10.50 cents

Notes:

a. The Company did not acquire the Relevant Businesses and the Relevant Companies as set out in note 1 to the financial statements until 30 April 2002. As such, there were no results of operations prior to 30 April 2002.

b. See basis of presentation in note 1 to the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Owner's equity *RMB'000*	Share capital *RMB'000*	Capital reserve *RMB'000*	Statutory reserve funds *RMB'000*	Retained profits *RMB'000*	Proposed final dividend *RMB'000*	Total *RMB'000*
25 December 2001 (date of establishment) and at 31 December 2001	300,000	—	—	—	—	—	300,000
Issue of State legal person shares and conversion of registered capital upon Reorganisation	(300,000)	2,600,000	999,354	—	—	—	3,299,354
Profit from 1 May 2002 to 31 December 2002	—	—	—	—	209,465	—	209,465
Transfer to statutory reserve funds	—	—	—	31,420	(31,420)	—	—
Issue of H shares upon listing	—	1,395,320	1,092,165	—	—	—	2,487,485
Share issuing expenses	—	—	(115,709)	—	—	—	(115,709)
Proposed final dividend	—	—	—	—	(52,339)	52,339	—
As at 31 December 2002	—	3,995,320	1,975,810	31,420	125,706	52,339	6,180,595

PRO FORMA COMBINED STATEMENT OF CHANGES IN EQUITY (note)

	Owner's equity *RMB'000* *(note)*	Share capital *RMB'000*	Capital reserve *RMB'000* *(note)*	Statutory reserve funds *RMB'000*	Retained profits *RMB'000*	Proposed final dividend *RMB'000*	Total *RMB'000*
Balance at 1 January 2001	2,724,442	—	—	—	—	—	2,724,442
Profit for the year	273,078	—	—	—	—	—	273,078
Contributions by owner	210,563	—	—	—	—	—	210,563
Distributions to owner	(273,078)	—	—	—	—	—	(273,078)
As at 31 December 2001 and 1 January 2002	2,935,005	—	—	—	—	—	2,935,005
Revaluation surplus	—	—	1,221,649	—	—	—	1,221,649
Recognition of deferred tax liability	—	—	(357,300)	—	—	—	(357,300)
Distributions to owner	(344,921)	—	—	—	—	—	(344,921)
Profit from 1 January 2002 to 30 April 2002	144,921	—	—	—	—	—	144,921
Capitalisation upon Reorganisation of the Company	(2,735,005)	2,600,000	135,005	—	—	—	—
Balance at 30 April 2002	—	2,600,000	999,354	—	—	—	3,599,354
Profit from 1 May 2002 to 31 December 2002	—	—	—	—	209,465	—	209,465
Transfer to statutory reserve funds	—	—	—	31,420	(31,420)	—	—
Issue of H shares upon listing	—	1,395,320	1,092,165	—	—	—	2,487,485
Share issuing expenses	—	—	(115,709)	—	—	—	(115,709)
Proposed final dividend	—	—	—	—	(52,339)	52,339	—
As at 31 December 2002	—	3,995,320	1,975,810	31,420	125,706	52,339	6,180,595

Note: See basis of presentation in note 1 to the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. GROUP REORGANISATION AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The Company was established on 25 December 2001 by China National Offshore Oil Corporation ("CNOOC"), a State-owned enterprise in the People's Republic of China (the "PRC"), in Tianjin, the PRC, as a limited liability company under the Company Laws of the PRC. As part of the reorganisation (the "Reorganisation") of CNOOC in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited (the "HKSE") and pursuant to an approval document obtained from the relevant government authority dated 26 September 2002, the Company was restructured into a joint stock limited liability company. Pursuant to the Reorganisation which was effective on 30 April 2002, the Company acquired from wholly-owned subsidiaries of CNOOC:

(1) the assets, liabilities and undertakings which principally relate to the business of the provision of oilfield services including drilling services, well services, marine support and transportation services and geophysical services offshore China (the "Relevant Businesses"), with the exclusion of certain cash and cash equivalents of RMB688 million and a payable amount to CNOOC of RMB688 million; and

(2) the interests in certain joint ventures which principally carry on the business of the provision of oilfield services including well services and geophysical services offshore China (the "Relevant Companies").

In consideration of the above acquisition, the Company in total issued 2,600 million State legal person shares of par value of RMB1.00 each to CNOOC, and the Company's registered and paid-up capital became RMB2,600 million accordingly.

Further details of the Reorganisation are set out in the Company's prospectus dated 11 November 2002 issued in connection with the listing of the Company's shares on the HKSE.

The Group's financial statements are presented using the following bases:

i) The consolidated profit and loss account includes the results of the Company and its subsidiary (the "Group") for the period from 25 December 2001 (date of establishment of the Company) to 31 December 2002. Since the Group did not engage in any operations until 30 April 2002, the date of the Reorganisation, no separate consolidated profit and loss account has been presented for the period from 25 December 2001 (date of establishment of the Company) to 31 December 2001.

ii) The Reorganisation involved companies under common control. The Relevant Businesses and the Relevant Companies are regarded as a continuing group. Accordingly, for information purposes, the pro forma combined profit and loss accounts for the two years ended 31 December 2002 have been prepared which include the operating results of the Relevant Businesses and the Relevant Companies as if the current Group structure had been in existence throughout the two years ended 31 December 2002. In particular, the results of operations of the Relevant Businesses and the Relevant Companies have been included in the pro forma combined profit and loss accounts as if the Relevant Businesses and the Relevant Companies had been transferred to the Company as at 1 January 2001.

Although the reorganised Group structure did not legally exist until 30 April 2002, the directors consider that it is appropriate to present pro forma combined profit and loss accounts on the bases as set out in note (ii) above since the principal activities of the Group were carried out by wholly-owned subsidiaries of CNOOC or certain joint ventures invested by the wholly-owned subsidiaries of CNOOC prior to the Reorganisation. As a result of the Reorganisation, all the Relevant Businesses and the Relevant Companies were transferred to the Company.

2. TURNOVER AND OTHER REVENUES

Turnover represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intragroup transactions have been eliminated on consolidation/combination.

Other revenues comprise the following:

Other revenues	Consolidated for the period from 25 December 2001 (date of establishment) to 31 December 2002 *RMB'000*	Pro forma combined for the year ended 31 December 2002 *RMB'000* *(note 1)*	Pro forma combined for the year ended 31 December 2001 *RMB'000* *(note 1)*
Gain on disposal of property, plant and equipment	—	—	16,360
Gain on disposal of scrap materials	2	2	1,177
Others	3,834	4,598	3,459
	3,836	4,600	20,996

3. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	Consolidated for the period from 25 December 2001 (date of establishment) to 31 December 2002 *RMB'000*	Pro forma combined for the year ended 31 December 2002 *RMB'000* *(note 1)*	Pro forma combined for the year ended 31 December 2001 *RMB'000* *(note 1)*
Auditors' remuneration	2,800	3,071	172
Employee compensation costs:			
Wages, salaries and bonuses	224,869	325,109	307,064
Social security costs	51,786	89,543	107,194
Retirement benefits contributions	26,996	47,641	41,222
	303,651	462,293	455,480
Depreciation of property, plant and equipment	406,043	552,523	383,037
(Gain)/loss on disposal of property, plant and equipment, net	2,062	2,236	(16,360)
Minimum lease payment under operating leases in respect of land and buildings, berths and equipment	54,135	61,522	32,006
Write back of doubtful debts	(3,489)	(1,040)	(7,023)
Provision for/(write back) of inventories	146	(911)	1,359
Provision for impairment of property, plant and equipment	—	—	38,000
Repair and maintenance costs	138,749	152,693	235,003
Research and development costs included in:			
Depreciation of property, plant and equipment	8,052	8,671	9,487
Employee compensation costs	7,844	8,533	8,059
Repair and maintenance costs	607	608	252
Consumption of supplies, materials, fuel, services and others	7,691	7,900	6,706
Other operating expenses	3,363	5,491	5,460
	27,557	31,203	29,964

4. INTEREST EXPENSES

	Consolidated for the period from 25 December 2001 (date of establishment) to 31 December 2002	Pro forma combined for the year ended 31 December 2002	Pro forma combined for the year ended 31 December 2001
	RMB'000	*RMB'000* *(note 1)*	*RMB'000* *(note 1)*
Interest on bank loans and other loans wholly repayable within five years	3,595	5,444	12,458
Less: Interest capitalised	50	155	3,085
	3,545	5,289	9,373

The interest capitalisation rate represents the cost of capital from raising the related borrowings and ranged from 5.3% to 5.4% per annum.

5. TAX

The Group is subject to income tax on an entity basis on profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong. In accordance with an approval document issued by relevant tax authorities, the filing of tax returns of the Company prior to the Reorganisation date on 30 April 2002 was handled by CNOOC on a group basis. The share of the Company's income tax liability was determined based on the applicable tax rate on the Company's profits determined in accordance with PRC accounting principles applicable to State-owned enterprises. Such tax is payable to CNOOC which in turn would settle the tax liability with the relevant tax bureau. Following the Reorganisation, the Company became subject to enterprise income tax at the rate of 33% and the Company will settle its tax liability by itself with the respective tax bureaus.

The determination of current and deferred income tax was based on enacted tax rates.

An analysis of the Group's provision for tax is as follows:

	Consolidated for the period from 25 December 2001 (date of establishment) to 31 December 2002	Pro forma combined for the year ended 31 December 2002	Pro forma combined for the year ended 31 December 2001
	RMB'000	*RMB'000*	*RMB'000*
		(note 1)	*(note 1)*
Hong Kong profits tax:	—	—	—
Overseas income taxes:			
Current income taxes	226	271	46
Deferred income taxes	—	—	—
PRC corporate income tax:			
Current income taxes	183,950	295,704	153,973
Deferred income taxes	(94,001)	(134,001)	(23,000)
Share of tax attributable to:			
Jointly-controlled entities	13,196	14,216	8,087
	103,371	176,190	139,106

6. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended 31 December 2002 dealt with in the financial statements of the Company was RMB207,558,000 (2001: Nil).

7. PROPOSED FINAL DIVIDEND/PROFIT DISTRIBUTIONS

	Consolidated for the period from 25 December 2001 (date of establishment) to 31 December 2002	Pro forma combined for the year ended 31 December 2002	Pro forma combined for the year ended 31 December 2001
	RMB'000	*RMB'000*	*RMB'000*
		(note 1)	*(note 1)*
Profit distributions	—	344,921	273,078
Proposed final - RMB 1.31 cents (2001: Nil) per ordinary share	52,339	52,339	—
	52,339	397,260	273,078

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the establishment of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) making up prior years' cumulative losses, if any;

(ii) allocations to a statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under PRC accounting principles. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve can be used to offset previous years' losses, if any, and part of the statutory common reserve can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company;

(iii) allocations of 5% to 10% of after-tax profit, as determined under PRC accounting principles and regulations, to the Company's statutory public welfare fund, which has been established for the purpose of providing the Company's employees with collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) allocations to a discretionary common reserve if approved by the shareholders. Discretionary common reserves can be used to offset prior years' losses, if any, and capitalised as the Company's share capital.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

8. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended 31 December 2002 of approximately RMB209,465,000 and the weighted average of approximately 1,972,321,075 shares deemed to have been in issue during the year.

The weighted average number of shares used to calculate the current year's basic earning per share includes 300 million shares (the Company had registered capital of RMB300 million upon establishment on 25 December 2001 and pursuant to the Reorganisation, the entire registered capital was converted to share capital) deemed to have been in issue from the date of establishment of the Company to the Reorganisation date on 30 April 2002 and the issued share capital of 2,600 million shares issued immediately after Reorganisation but prior to the new issue of shares by way of placing and public offering. The weighted average number of shares used in the current year's basic earnings per share calculation also includes the 1,395,320,000 new shares issued by way of placing and public offering in connection with the public listing of the Company's shares on 20 November 2002.

The calculation of pro forma basic earnings per share is based on the pro forma net profit from ordinary activities attributable to shareholders for the year ended 31 December 2002 of RMB354,386,000 (2001: RMB273,078,000) and the pro forma weighted average number of shares in issue of approximately 2,760,557,370 (2001: 2,600,000,000 shares) deemed to have been in issue during the year.

Diluted earnings per share for the years ended 31 December 2002 and 2001 have not been calculated because no diluting events existed during these years.

9. SEGMENT INFORMATION

The following table presents consolidated revenue/profit and certain expenditure information for the Group's business segments for the period from 25 December 2001 (date of establishment of the Company) to 31 December 2002:

	Drilling	Well services	Marine support and transportation	Geophysical	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
TURNOVER					
Sales (including intersegment)	760,573	465,995	409,411	316,558	1,952,537
Less: Intersegment sales	17,358	—	—	—	17,358
Total sales to external customers	743,215	465,995	409,411	316,558	1,935,179
PROFIT FROM OPERATIONS					
Segment results	165,118	31,100	44,945	34,716	275,879
Exchange losses, net					(869)
Interest expenses					(3,545)
Interest income					7,847
Share of profits of jointly-controlled entities					33,524
Profit before tax					312,836
Tax					(103,371)
Net profit					209,465
OTHER INFORMATION					
Capital expenditure	124,464	98,316	383,095	15,410	621,285
Depreciation of property, plant and equipment	143,058	94,206	129,236	39,543	406,043
Write back of doubtful debts	(1,515)	(736)	(532)	(706)	(3,489)
Provision for/(write back) of inventories	405	(176)	(71)	(12)	146

The following table presents pro forma combined revenue/profit and certain expenditure information for the Group's business segments for the year ended 31 December 2002:

	Drilling	Well services	Marine support and transportation	Geophysical	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
TURNOVER					
Sales (including intersegment)	1,084,242	671,612	602,710	387,046	2,745,610
Less: Intersegment sales	19,828	—	—	—	19,828
Total sales to external customers	1,064,414	671,612	602,710	387,046	2,725,782
PROFIT FROM OPERATIONS					
Segment results	266,834	92,376	111,679	12,133	483,022
Net profit					354,386
OTHER INFORMATION					
Capital expenditure	134,609	120,563	465,064	43,256	763,492
Depreciation of property, plant and equipment	205,409	112,100	162,837	72,177	552,523
Write back of doubtful debts	(665)	(104)	(146)	(125)	(1,040)
Write back of inventories	(510)	(319)	(64)	(18)	(911)

The following table presents pro forma combined revenue/profit and certain expenditure information for the Group's business segments for the year ended 31 December 2001:

	Drilling	Well services	Marine support and transportation	Geophysical	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
	(note 1)	*(note 1)*	*(note 1)*	*(note 1)*	*(note 1)*
TURNOVER					
Sales (including intersegment)	985,568	595,072	485,329	316,769	2,382,738
Less: Intersegment sales	84	—	8,405	8,683	17,172
Total sales to external customers	985,484	595,072	476,924	308,086	2,365,566
PROFIT FROM OPERATIONS					
Segment results	243,869	93,241	88,276	(75,796)	349,590
Net profit					273,078
OTHER INFORMATION					
Capital expenditure	284,554	120,684	267,457	252,094	924,789
Depreciation of property, plant and equipment	161,794	55,102	87,880	78,261	383,037
Write back of doubtful debts	(2,752)	(2,343)	(824)	(1,104)	(7,023)
Provision for/(write back) of inventories	1,811	(360)	(80)	(12)	1,359
Provision for impairment of property, plant and equipment	—	—	—	38,000	38,000

DIVIDEND

The Board has resolved to recommend at the forthcoming Annual General Meeting to be held on 27 May 2003 (Tuesday) payment of a final dividend of RMB1.31 cents per share payable to persons who are registered shareholders of the Company on 27 May 2003 (Tuesday). The date of dividend distribution will be announced after the relevant resolution has been passed in the Annual General Meeting.

BUSINESS REVIEW

The following business review is a comparison between pro forma combined results for the year ended 31 December 2002 and pro forma combined results for the year ended 31 December 2001.

Turnover

Turnover for 2002 was RMB 2,725.8 million, an increase of RMB 360.2 million, or 15.2%, over turnover for 2001 of RMB 2,365.6 million.

Turnover from drilling services contributed 39.0% to our total turnover, growing by RMB 78.9 million, or 8.0%, from RMB 985.5 million in 2001 to RMB 1,064.4 million in 2002. This increase was primarily due to an increase in other drilling services, an increase in the day rates we charged for our jack-up drilling rigs and the income increase from our two rigs that operated abroad. Our turnover from drilling services included RMB 166.6 million in other drilling income in 2002, an increase from other drilling income of RMB38.6 million in 2001. Other drilling income relates to labor services provided to maintain and operate platform drilling units on production platforms owned by our customers. This activity

increased in 2002 because several new production wells offshore China and older production wells required additional maintenance services. These increases were offset in part by a drop in revenues generated by our semi-submersibles, which experienced a lower number of operating days and lower utilization rates in 2002.

Well services turnover increased by RMB 76.5 million, or 12.9%, from RMB 595.1 million in 2001 to RMB 671.6 million in 2002, representing 24.6% of our total turnover. This increase was mainly attributable to a significant increase in the number of exploration wells drilled offshore China in 2002, which generated higher revenues for our logging, drilling fluids and cementing services divisions. We also raised some service charges in 2002 to reflect the new technology and materials, including formation evaluation tools and advanced drilling fluids, that we incorporated in our operations. These increases were offset in part by a drop in the number of development wells drilled offshore China, which resulted in lower revenue for our directional drilling division.

Turnover from marine support and transportation services was RMB 602.7 million in 2002, representing an increase of RMB 125.8 million, or 26.4%, from RMB 476.9 million in 2001. This segment contributed 22.1 % of our total turnover. The increase was largely related to the seven vessels we added to our fleet between the second half of 2001 and January 2002, and an increase in the day rates that we charged for some of our vessels. The average utilization rate for our marine support vessels remained relatively high at 94.8%. Offsetting these developments, we retired one vessel, Binhai 206, in 2002, and the amount of product transported by our oil tankers fell by 9.4% compared to 2001.

Turnover from our geophysical services increased by RMB 78.9 million, or 25.6%, from RMB 308.1 million in 2001 to RMB 387.0 million in 2002, and represented 14.2% of our total turnover. This increase was mainly attributable to the work volume increase in survey services we provided, as well as the average price increase of approximately 30% for our 2D seismic data collection services.

Drilling

COSL is the dominant provider of drilling services offshore China with a diversified fleet of nine jack-up and three semi-submersible rigs. The Company's rig fleet is capable of drilling in water depths up to 1,500 feet.

In 2002, we continued to experience strong demand for our drilling services, our largest business segment, primarily due to strong development activities offshore China. During the year, the Company completed the drilling of 57 exploration wells and 66 development wells. The number of exploration wells we drilled in 2002 surged 137.5% compared to 2001. This significant increase reflected the fact that offshore China remains relatively under-explored.

The number of exploration wells increased from 24 in 2001 to 57 in the year 2002 due to an increase in exploration activities offshore China. The number of development wells decreased from 134 in 2001 to 66 in 2002. This is consistent with the development cycle of E&P projects. In addition, a few development projects were deferred.

Demand for our rigs remained strong as a result of consistently high levels of E&P offshore China. Our rigs operated for a total of 3,227 days in 2002, compared to 3,532 days in 2001. The decrease in drilling days was due to the customers' requests for cluster drilling of exploration wells, a change in drilling assignments as oil companies served by our drilling rigs experienced unexpected changes in plans, and the repairs on Nanhai V in the second half of 2002. Utilization dropped as the number of operating days decreased, and that rig maintenance days fell, increasing the total number of days available. Furthermore, the adoption of cluster drilling technology resulted in a decrease in the number of operating days required to complete certain drilling assignments. The average utilization rate for our jack-up rigs was 86.4%, while the utilization rate for our semi-submersibles averaged 93.1%, compared to 97.9% and 100% respectively in 2001. In 2002, average day rate for the jack-up rigs was US$29,102/day, while the day rate for semi-submersibles averaged US$44,910/day, compared to US$26,655/day and US$50,019/day respectively in 2001. Despite the drop in utilization and day rates for our semi-submersibles, overall performance of the drilling segment improved in 2002 as a result of improved operation efficiency and the increase in average day rate for jack-up rigs. Another primary factor that contributed to this segment's growth was the significant increase in revenue from other drilling services.

Well Services

We are the leading provider of well services offshore China, offering a full range of well services including logging, fluids, cementing, directional drilling, and well completion. Our customers consist of large PRC oil and gas companies, such as CNOOC Limited, and international oil and gas companies or their associates.

COSL offers well services in conjunction with its own drilling operations and on a stand-alone basis. In 2002, well services activity grew as a whole, benefiting from the rise in exploration drilling activities. During the year, COSL performed logging, drilling fluids, directional drilling, cementing, and well completion services in many oilfields offshore China, attributed mainly to the increase of RMB 76.5 million in well services turnover in 2002. The revenue increase was primarily due to the revenue increase from logging, drilling fluids and cementing services. However, because of the decrease in the number of development wells, the revenue generated from directional drilling fell. In addition, the adoption of new technologies, such as formation evaluation tool and new drilling fluids, enhanced our operation capabilities, widened our service scope and contributed to the overall profitability of the segment.

Marine Support and Transportation Services

As of 31 December, 2002, COSL owned and operated the largest and most diverse marine support fleet offshore China with 54 marine support vessels. We also operate six oil tankers. Offshore support vessels transport materials, supplies and personnel to offshore facilities as well as move and position drilling structures. Oil tankers transport crude oil and refined products.

Despite the disposal of Binhai 206 in August 2002, COSL met 2002 goals for its marine support and transportation services. With the seven vessels we added to our fleet between the second half of 2001 and first January 2002, COSL was able to meet the demand for marine

support services that followed an increase in production activities. Operating days increased from 16,118 days in 2001 to 18,117 days in 2002, and as the denominator, the total number of days available increased from 16,807 in 2001 to 19,100 days in 2002 given the expansion of fleet size and the decrease in vessel repair days. As a result, the utilization rate averaged 94.8%, which was slightly lower than the 2001 average utilization rate of 95.9%. Our oil tankers transported a total of 1,228,274 tons in the year 2002, representing a decrease of 9.4% from the year 2001.

Geophysical Services

COSL is the leading provider of geophysical services offshore China, and operates a fleet of six seismic vessels and three marine survey vessels.

This segment is the most international of COSL's four business segments. During the year, seismic vessels performed services in offshore West Africa, the Gulf of Mexico, Bohai Bay and also the South China Sea. Five of our six vessels were engaged in contracts at the end of the year, exceeding our anticipated activity levels.

Competition remained fierce in both 2D and 3D seismic data collection. COSL collected 1,875 square km of 3D data and 48,422 km of 2D data, compared to 3,503 square km and 52,359 km of 3D and 2D data respectively, in 2001. The decreases in international 2D collection and the lack of 3D collection activities, were the main reasons contributing to the drop. Despite the decrease, the geophysical services segment's result achieved a turnaround in the year 2002, following COSL's cost control enhancement and price increase for its 2D services. Another major factor that contributed to the significant growth was an increase in the amount of survey services COSL performed for development fields.

OUTLOOK

We expect our core market offshore China will continue to experience robust growth, while the demand for our services will also remain strong. As the discoveries in the Bohai Bay enter into development, demand for our drilling services and well services is expected to be particularly strong. As a result, we expect the utilization rate for our rig fleet to remain high, and average day rates to increase. We also expect the demand for our jack-up rigs will be particularly strong given the activity anticipated in the Bohai Bay area. With respect to our well services segment, we expect this segment to be a main growth driver for our business as we see more development and production activity coming on-line; furthermore, the aging of existing production fields will also create strong demand for our well services. In order to accommodate the expected growth in activities, we plan to purchase seven new vessels in 2003, expanding our fleet to a total of 67 vessels for our marine support and transportation business. As a result, we expect the marine support and transportation business to be a significant contributor to our growth. As for our geophysical services, we are focusing on enhancing our 3D collection capabilities to realize higher margins in this business segment.

In summary, we will continue to maintain our market dominance, strengthen our competitive position, and remain committed to delivering top quality services to our customers.

BUSINESS STRATEGIES

It is believed that 2003 will be another important year for the Company to implement its business strategies and solidify its leading position in the offshore China oilfield services market. Specifically, the Company plans to do the following:

- ➢ Expand its operating capacity to meet increasing demand for drilling and other oilfield services activities offshore China;
- ➢ Further integrate our service lines in order to offer its customers a more convenient and cost efficient platform of oilfield services;
- ➢ Continue to increase the Company's technical capabilities;
- ➢ Strengthen and expand its client relationships; and
- ➢ Selectively pursue good international opportunities.

COSL's business and operational accomplishments in 2002 have set the standard for the kind of growth and results that it hopes to achieve in 2003. The Company plans to build on its success and to achieve its business goals while maintaining the highest standards for environmental protection and employee safety.

SUPPLEMENTARY INFORMATION

Corporate Governance

The final results have been reviewed by the audit committee of the Board which consists of two independent non-executive Directors. The Committee has reviewed the accounting principles and practices adopted by the Company, and has also discussed auditing, internal control and financial reporting matters including the review of audited 2002 annual results with the management. Since the listing of the Company's shares on 20 November 2002, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Closure of Register of Members

The Register of Members will be closed from 25 April 2003 (Friday) to 27 May 2003 (Tuesday) (both dates inclusive). In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 24 April 2003 (Thursday).

Purchase, Disposal and Redemption of the Company's Listed Securities

The Company and its subsidiaries did not purchase, dispose of or redeem any of the listed securities of the Company during the year.

Disclosure of Information on the Stock Exchange's Website

All information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange (http//www.hkex.com.hk) and the Company's website in due course.

By Order of the Board
Fu Chengyu
Chairman
China Oilfield Services Limited

Hong Kong, 2 April 2003

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("AGM") of China Oilfield Services Limited (the "Company") will be held on 27 May 2003 (Tuesday) at 10:00 a.m. at Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

By way of Ordinary Resolutions:

1. To approve the audited financial statements and the Report of the Auditors for the year ended 31 December 2002.

2. To declare a final dividend for the year ended 31 December 2002.

3. To consider the budget for fiscal year 2003.

4. To consider and approve the Report of the Directors for the year ended 31 December 2002.

5. To consider and approve the Report of the Supervisory Committee for the year ended 31 December 2002.

6. To elect one independent director to fill a vacancy on the board of directors and to fix the remuneration of the independent director.

7. To appoint a new independent supervisor and to fix the remuneration of the supervisor.

8. To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2003.

By way of Special Resolution:

9. To amend Article 124 of the Company's articles of association (the "Articles") to change the number of members on the Supervisory Committee from three to no fewer than three.

By order of the Board
Chen Wei Dong
Company Secretary

Hong Kong, 2 April 2003

Notes:

(a) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company's Register of Members maintained by Computershare Hong Kong Investor Services Limited on 27 May 2003 (Tuesday) are entitled to attend and vote at the AGM.

(b) Shareholders who intend to attend the AGM must complete and return the written replies for attending the AGM to the Office of the Company in Hong Kong by facsimile or post no later than 7 May 2003 (Wednesday):

Address: 65/F., Bank of China Tower
1 Garden Road, Hong Kong

Tel: (852) 2213 2502
Fax: (852) 2525 9322

(c) Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. Where a shareholder has appointed more than one proxy to attend the AGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's registered office at 65/F. Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the AGM in order for such documents to be valid.

(d) The Company's Register of Member will be closed from 25 April 2003 (Friday) to 27 May 2003 (Tuesday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the AGM and qualify for entitlement to the 2002 dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 24 April 2003 (Thursday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(e) Shareholders or their proxies must present proofs of their identities upon attending the AGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

(f) The AGM is expected to last not more than one day. Shareholders or proxies attending the AGM are responsible for their own transportation and accommodation expenses.

Please also refer to the published version of this announcement in South China Morning Post.